UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 1

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

Check Point Software Technologies Ltd. (the “Company”) has announced today that Gil Shwed, the Company’s Chief Executive Officer, intends to transition into the role of Executive Chairman. The Company has initiated a search process to identify the Company’s next Chief Executive Officer. Mr. Shwed will assume the role of Executive Chairman once the new Chief Executive Officer is appointed.

A press release announcing the transition, as well as the Company’s fourth quarter and 2023 full year financial results, is included below.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to the transition of the Company’s Chief Executive Officer into the role of Executive Chairman. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on April 27, 2023. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 2

Investors: Kip E. Meintzer Check Point Software Technologies, Ltd. +1.650.628.2040 ir@checkpoint.com	Media: Gil Messing Check Point Software Technologies, Ltd. +1.650.628.2260 press@checkpoint.com

Check Point Software Reports Fourth Quarter and 2023 Full Year Results

SAN CARLOS, CA – February 6, 2024 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023
•          Total Revenues: $664 million, a 4 percent increase year over year
•          Security Subscriptions Revenues: $266 million, a 15 percent increase year over year
•          Deferred Revenues: $1,908 million, a 2 percent increase year over year
•          GAAP Operating Income: $252 million, representing 38 percent of revenues
•          Non-GAAP Operating Income: $309 million, representing 47 percent of revenues
•          GAAP EPS: $2.15, a 2 percent decrease year over year
•          Non-GAAP EPS: $2.57, a 5 percent increase year over year

Full Year 2023
•          Total Revenues: $2,415 million, a 4 percent increase year over year
•          Security Subscriptions Revenues: $981 million, a 14 percent increase year over year
•          GAAP EPS: $7.10, a 13 percent increase year over year
•          Non-GAAP EPS: $8.42, a 14 percent increase year over year

“We finished the year with a strong quarter, delivering 14 percent non-GAAP EPS growth for the year, the highest in more than a decade. This was complemented by non-GAAP operating margin of 45 percent, among the highest of all public companies.  Our industry leading AI powered, and cloud-delivered Infinity security platform continued to drive customer adoption and bolstered our 15 percent growth in security subscriptions revenues for the quarter.  Our R&D organization continues to deliver industry leading threat prevention rates and innovative AI technologies. While our salesforce executed a turnaround in customer engagement, delivering double-digit new business growth in the fourth quarter,” stated Gil Shwed, Founder and CEO of Check Point Software.

“In 2023 Check Point hit the 30-year milestone as a company. We have delivered 30 years of growth and achieved record highs in almost every parameter for the year.  We have an incredibly strong security platform with a super-strong team around the world and proven execution. I feel it is the right time for me to focus on the evolution of Check Point and its next stage. I intend to transition into the role of Executive Chairman charting the future of Check Point and the cyber security market. We’re initiating the succession process to hire a new CEO, and once completed I will transition into my new position as Executive Chairman. I’m excited to enter 2024 with a great technology pipeline, and a fully energized global team that is ready to deliver a bright and secure future for our customers,” concluded Mr. Shwed.

Financial Highlights for the Fourth Quarter of 2023
•	Total Revenues: $664 million compared to $638 million in the fourth quarter of 2022, a 4 percent increase year over year.

•	GAAP Operating Income: $252 million compared to $254 million in the fourth quarter of 2022. representing 38 percent and 40 percent of revenues in the fourth quarter of 2023 and 2022, respectively.

•	Non-GAAP Operating Income: $309 million compared to $289 million in the fourth quarter of 2022, representing 47 percent and 45 percent of revenues in the fourth quarter of 2023 and 2022, respectively.

•	GAAP Taxes on Income (Benefit): $21 million expenses compared to $1 million benefit in the fourth quarter of 2022.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 3

•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $249 million compared to $270 million in the fourth quarter of 2022. GAAP earnings per diluted share were $2.15 compared to $2.20 in the fourth quarter of 2022, a 2 percent decrease year over year.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $298 million compared to $301 million in the fourth quarter of 2022. Non-GAAP earnings per diluted share were $2.57 compared to $2.45 in the fourth quarter of 2022, a 5 percent increase year over year.

•	Deferred Revenues: As of December 31, 2023, deferred revenues were $1,908 million compared to $1,878 million as of December 31, 2022, a 2 percent increase year over year.

•
Cash Balances, Marketable Securities & Short-Term Deposits: $2,960 million as of December 31, 2023, compared to $3,503 million as of December 31, 2022. The decrease in cash is primarily a result of $484 million net of cash consideration utilized for the Perimeter 81, Atomsec, and rmsource acquisitions in 2023.

•	Cash Flow: Cash flow from operations was $236 million compared to $230 million in the fourth quarter of 2022.

•	Share Repurchase Program: During the fourth quarter of 2023, the company repurchased approximately 2.2 million shares at a total cost of approximately $313 million.

Financial Highlights for the Year Ended December 31, 2023

•	Total Revenues: $2,415 million compared to $2,330 million in 2022, a 4 percent increase year over year.

•	GAAP Operating Income: $899 million compared to $884 million in 2022, representing 37 percent and 38 percent of revenues in 2023 and 2022, respectively.

•	Non-GAAP Operating Income: $1,079 million compared to $1,039 million in 2022, representing 45 percent of revenues in 2023 and 2022.

•	GAAP Taxes on Income: $135 million compared to $131 million in 2022.

•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $840 million compared to $797 million in 2022. GAAP earnings per diluted share were $7.10 compared to $6.31 in 2022, a 13 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $997 million compared to $935 million in 2022.  Non-GAAP earnings per diluted share were $8.42 compared to $7.40 in 2022, a 14 percent increase year over year.

•
Cash Flow: Cash flow from operations was $1,035 million compared to $1,080 million in 2022. Cash flow from operations in 2023 included $25 million in acquisition related costs and $39 million of costs related to our currency hedging transactions while cash flow from operations in 2022 included $8 million in acquisition related costs and $80 million of costs related to our currency hedging transactions. The remaining acquisition costs is included in our cash flow from investing activities.

•	Share Repurchase Program: During 2023, we repurchased approximately 9.9 million shares at a total cost of approximately $1,288 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on February 6, 2024, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

First Quarter 2024 Investor Conference Participation Schedule

•	Wolfe Research March Madness 1x1 Conference February 27, 2024, NY, NY

•	Baird Silicon Valley Slopes February 28-29, 2024, Park City, UT

•	Raymond James 2024 Institutional Investor Conference March 5, 2024, Orlando, FL

•	Morgan Stanley 2024 Media, Telecommunications & Technology Conference March 6, 2024, SF, CA

•	Mizuho Israel Growth Conference 2024 March 25, 2024, NY, NY

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 4

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, the transition of our CEO into the role of Executive Chairman and the related succession process, and our participation in investor conferences during the first quarter of 2024. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including as a result of the war and hostilities between Israel and Hamas and Israel and Hezbollah and the impact of the Covid-19 pandemic.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2024 Check Point Software Technologies Ltd. All rights reserved

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Revenues:
Products and licenses	$158.3	$173.4	$497.4	$554.9
Security subscriptions	265.8	231.0	981.2	858.0
Total revenues from products and security subscriptions	424.1	404.4	1,478.6	1,412.9
Software updates and maintenance	239.4	234.1	936.1	917.0
Total revenues	663.5	638.5	2,414.7	2,329.9

Operating expenses:
Cost of products and licenses	28.0	42.1	99.3	145.6
Cost of security subscriptions	17.2	10.6	57.0	41.4
Total cost of products and security subscriptions	45.2	52.7	156.3	187.0
Cost of Software updates and maintenance	30.5	28.2	112.3	105.5
Amortization of technology	5.8	2.9	14.0	11.9
Total cost of revenues	81.5	83.8	282.6	304.4

Research and development	100.0	90.8	368.9	349.9
Selling and marketing	200.5	180.0	747.1	675.2
General and administrative	29.7	29.9	117.0	116.1
Total operating expenses	411.7	384.5	1,515.6	1,445.6

Operating income	251.8	254.0	899.1	884.3
Financial income, net	18.4	15.3	76.5	44.0
Income before taxes on income	270.2	269.3	975.6	928.3
Taxes on income (tax benefit)	21.0	(0.6)	135.3	131.4
Net income	$249.2	$269.9	$840.3	$796.9
Basic earnings per share	$2.19	$2.22	$7.19	$6.37
Number of shares used in computing basic earnings per share	114.0	121.8	116.9	125.2
Diluted earnings per share	$2.15	$2.20	$7.10	$6.31
Number of shares used in computing diluted earnings per share	115.9	122.9	118.3	126.3

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022

Revenues	$663.5	$638.5	$2,414.7	$2,329.9
Non-GAAP operating income	308.6	288.9	1,079.1	1,038.9
Non-GAAP net income	298.5	301.0	997.1	934.9
Diluted Non-GAAP Earnings per share	$2.57	$2.45	$8.42	$7.40
Number of shares used in computing diluted Non-GAAP Earnings per share	115.9	122.9	118.3	126.3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022

GAAP operating income	$251.8	$254.0	$899.1	$884.3
Stock-based compensation (1)	39.9	30.1	145.3	131.4
Amortization of intangible assets and acquisition related expenses (2)	16.9	4.8	34.7	23.2
Non-GAAP operating income	$308.6	$288.9	$1,079.1	$1,038.9

GAAP net income	$249.2	$269.9	$840.3	$796.9
Stock-based compensation (1)	39.9	30.1	145.3	131.4
Amortization of intangible assets and acquisition related expenses (2)	16.9	4.8	34.7	23.2
Taxes on the above items (3)	(7.5)	(3.8)	(23.2)	(16.6)
Non-GAAP net income	$298.5	$301.0	$997.1	$934.9

Diluted GAAP Earnings per share	$2.15	$2.20	$7.10	$6.31
Stock-based compensation (1)	0.34	0.24	1.23	1.04
Amortization of intangible assets and acquisition related expenses (2)	0.15	0.04	0.29	0.18
Taxes on the above items (3)	(0.07)	(0.03)	(0.20)	(0.13)
Diluted Non-GAAP Earnings per share	$2.57	$2.45	$8.42	$7.40

Number of shares used in computing diluted Non-GAAP Earnings per share	115.9	122.9	118.3	126.3

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.4	$0.4
Cost of software updates and maintenance	2.4	1.2	7.3	5.0
Research and development	14.2	9.9	48.7	42.0
Selling and marketing	15.2	9.7	56.3	43.2
General and administrative	8.0	9.2	32.6	40.8
	39.9	30.1	145.3	131.4

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	5.8	2.9	14.0	11.9
Research and development	2.0	0.8	7.0	7.1
Selling and marketing	9.1	1.1	13.7	4.2
	16.9	4.8	34.7	23.2

(3) Taxes on the above items	(7.5)	(3.8)	(23.2)	(16.6)
Total, net	$49.3	$31.1	$156.8	$138.0

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In millions)

ASSETS
	December 31,	December 31,
	2023 (Unaudited)	2022 (Audited)
Current assets:
Cash and cash equivalents	$537.7	$196.0
Marketable securities and short-term deposits	992.3	1,441.6
Trade receivables, net	657.7	644.2
Prepaid expenses and other current assets	70.0	50.0
Total current assets	2,257.7	2,331.8

Long-term assets:
Marketable securities	1,429.7	1,865.6
Property and equipment, net	80.4	82.8
Deferred tax asset, net	81.8	77.6
Goodwill and other intangible assets, net	1,748.5	1,295.5
Other assets	97.4	71.5
Total long-term assets	3,437.8	3,393.0

Total assets	$5,695.5	$5,724.8

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,413.8	$1,363.4
Trade payables and other accrued liabilities	502.3	475.8
Total current liabilities	1,916.1	1,839.2

Long-term liabilities:
Long-term deferred revenues	493.9	514.4
Income tax accrual	436.1	419.7
Other long-term liabilities	28.4	22.2
	958.4	956.3

Total liabilities	2,874.5	2,795.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,732.5	2,500.7
Treasury shares at cost	(13,041.2)	(11,802.1)
Accumulated other comprehensive gain (loss)	(39.2)	(97.9)
Retained earnings	13,168.1	12,327.8
Total shareholders’ equity	2,821.0	2,929.3

Total liabilities and shareholders’ equity	$5,695.5	$5,724.8
Total cash and cash equivalents, marketable securities, and short-term deposits	$2,959.7	$3,503.2

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Cash flow from operating activities:
Net income	$249.2	$269.9	$840.3	$796.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.7	6.1	23.1	22.7
Amortization of intangible assets	13.5	3.4	24.3	13.5
Stock-based compensation	39.9	30.1	145.3	131.4
Realized loss on marketable securities	-	-	6.7	-
Increase in trade and other receivables, net	(324.3)	(332.7)	(61.0)	(44.8)
Increase in deferred revenues, trade payables and other accrued liabilities	270.6	253.3	65.5	160.8
Deferred income taxes, net	(18.8)	(0.1)	(9.5)	(0.5)
Net cash provided by operating activities	235.8	230.0	1,034.7	1,080.0

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(3.8)	-	(458.8)	(48.3)
Investment in property and equipment	(4.7)	(6.5)	(18.6)	(22.1)
Net cash used in investing activities	(8.5)	(6.5)	(477.4)	(70.4)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	16.0	20.7	133.7	141.1
Purchase of treasury shares	(313.2)	(324.9)	(1,287.6)	(1,299.9)
Payments related to shares withheld for taxes	(1.2)	(1.1)	(11.0)	(9.2)
Net cash used in financing activities	(298.4)	(305.3)	(1,164.9)	(1,168.0)

Unrealized gain (loss) on marketable securities, net	42.1	15.4	64.1	(121.8)

Decrease in cash and cash equivalents, marketable securities, and short-term deposits	(29.0)	(66.4)	(543.5)	(280.2)

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	2,988.7	3,569.6	3,503.2	3,783.4

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$2,959.7	$3,503.2	$2,959.7	$3,503.2

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Chief Financial Officer

February 6, 2024

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